(h)(2)(i)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED ADMINISTRATION AGREEMENT

between

ING SERIES FUND, INC.

and

ING FUNDS SERVICES, LLC

Series	Administrative Services Fee
(as a percentage of managed assets)
ING Capital Allocation Fund	0.08%
ING Core Equity Research Fund	0.08%
ING Corporate Leaders 100 Fund	0.10%
ING Global Target Payment Fund	0.10%
ING Large Cap Growth Fund	0.10%
ING Small Company Fund	0.08%
ING SMID Cap Equity Fund	0.10%